September 2, 2020

Lisa N. Larkin

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Flat Rock Capital Credit Fund – File Nos: 333-239281 and 811-23579

Dear Ms. Larkin:

Flat Rock Core Income Fund (formerly Flat Rock Capital Credit Fund) (the “Fund”) on June 19, 2020 (the “Filing Date”) filed a registration statement on Form N-14 8C under the Securities Act of 1933 (“Securities Act”) (the “N-14”) regarding the reorganization of Flat Rock Capital Corp. (the “Company”) into Flat Rock Core Income Fund (the “Reorganization”). On July 20, 2020, your provided verbal comments on the N-14 to Owen J. Pinkerton and Krisztina Nadasdy who received those comments on behalf of the Registrant. In addition, on July 21, 2020, Megan Miller provided verbal accounting comments to Owen J. Pinkerton. Please find below a list of those comments and the Registrant's responses as requested, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Terms used and not defined herein shall have the meanings assigned to them in the N-14.

Legal Comments

1.	Comment: Please disclose supplementally when the Registrant intends to file an initial registration statement on Form N-2, and the anticipated timing of any request for acceleration of effectiveness.

Response: The Fund filed a registration statement on Form N-2 on July 23, 2020 and is seeking to have such registration statement declared effective upon closing of the Reorganization, which is expected to occur in October 2020.

2.	Comment: Please confirm that the Registrant will comply with any applicable requirements of the Fixing America’s Surface Transportation Act, also known as the FAST Act, pertaining to hyperlinking of exhibits and incorporation by reference.

Response: The Fund has reviewed the requirements of the FAST Act as they pertain to the N-14 and has complied with all such requirements in Amendment No. 1 to the N-14.

3.	Comment: Pursuant to Item 5 of Form N-14, please disclose the required information about senior securities, as applicable.

Response: The Registrant notes that Item 5 of Form N-14 requests information with respect to the Fund, not the Company. The Fund has not issued senior securities within the past 10 fiscal years, and as such, does not have information to disclose under Item 4.3 of Form N-2. The Registrant acknowledges that the Company has entered into a credit facility, and information about this credit facility, and its terms, is included in the financial statements of the Company that are incorporated by reference into the N-14.

Lisa N. Larkin

September 2, 2020

4.	Comment: Pursuant to Item 7 of Form N-14, please describe any appraisal rights of stockholders to the extent applicable.

Response: The Registrant has added the following disclosure to page 4 of the N-14:

“No Appraisal Rights

Stockholders of the Company have no dissenters' or appraisal rights in connection with any of the proposals described.”

In addition, disclosure has been added to the table on page 38 that shows the differences between the Company’s charter and the Fund’s Declaration of Trust and Trust Agreement.

5.	Comment: Please disclose the estimated amount of solicitation expenses expected to be paid by Flat Rock Global LLC with respect to Proposals 3, 4, and 5.

Response: The Registrant has revised page 34 of the N-14 to include estimated expenses to be borne by Flat Rock Global LLC related to the Reorganization, which includes, among other things, solicitation expenses related to Proposals 3, 4 and 5.

6.	Comment: Please confirm that the Reorganization will comply with the conditions of Rule 17a-8 of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response:

The Registrant confirms that the Reorganization will comply with the conditions of Rule 17a-8, as follows:

Surviving Company. The surviving company, the Fund, is a registered investment company, specifically a closed-end registered investment company that intends to operate as an interval fund.

Lisa N. Larkin

September 2, 2020

Board Determinations. At a Meeting held on June 10, 2020, the Board of Directors of the Company (the “Directors”), including a majority of the independent directors, determined that participation in the Reorganization was in the best interests of the Company, and that the interests of the Company’s stockholders would not be diluted as a result of the Reorganization. Further, the Directors requested and evaluated such information as was reasonably necessary to make the foregoing determinations, and considered and gave weight to all the pertinent factors, including, but not limited to, the following: (1) that the terms of the Reorganization, as set forth in the Agreement and Plan of Reorganization, were appropriate and acceptable; (2) the Reorganization was expected to be tax-free for U.S. federal income tax purposes; (3) Flat Rock Global LLC, the investment adviser to the Company and the Fund, would bear all reorganization costs; (4) the similarities in investment objectives and principal investment strategies of the Company and the Fund; (5) that expenses, including advisory fees, borne by the stockholders of the Company were expected to remain consistent as a result of the Reorganization; and (6) the relative ease of raising capital in an interval fund as opposed to a BDC.

Shareholder Approval. Approval of the Company’s participation in the Reorganization by a majority of its outstanding stockholders will be sought at a special meeting held for this purpose, as described in the N-14.

Board Composition. The Company satisfies the fund governance standards of Rule 0-1(a)(7), as currently in effect and interpreted in light of the U.S. Chamber of Commerce court decisions. See Chamber of Commerce v. SEC, 443 F.3d 890 (D.C. Cir. Apr. 7, 2006); Chamber of Commerce v. SEC, 412 F.3d 133 (D.C. Cir. 2005).

Merger Records. The Fund will preserve written records that describe the Reorganization and its terms for six years after the Reorganization, and for the first two years, in an easily accessible place.

7.	Comment: Please re-write the following sentence, located on page 17 of the N-14 in the section entitled “I. Synopsis – Background” in Plain English: “A primary advantage has been the ability to efficiently raise capital for Flat Rock Opportunity Fund as a result of the ability to raise capital through certain platforms through a ticker symbol.”

Response: The Fund has revised the end of the noted paragraph as follows: “A primary advantage of the structure of Flat Rock Opportunity Fund has been its ability to raise capital quickly and effectively because investors are able to purchase shares through distribution platforms rather than having to contact Flat Rock Opportunity Fund directly. The Company, on the other hand, is not a registered investment company and is a “private” BDC, meaning its shares are not “covered securities” as such term is defined by the National Securities Market Improvement Act, so it is unable to sell its shares through similar distribution platforms. Instead, in order to invest in the Company, stockholders are required to fill out and submit subscription agreements to the Company.”

Lisa N. Larkin

September 2, 2020

8.	Comment: Please re-write the following sentences, located on page 17 of the N-14 in the section entitled “I. Synopsis – Background” in Plain English: “The Company, on the other hand, because of the fact that it is not a registered investment company, and its shares, therefore, are not “covered securities” as such term is defined by the National Securities Market Improvement Act, is unable to sell its shares using a ticker symbol. Instead, in order to invest in the Company, stockholders are required to fill out and submit subscription agreements to the Company.” In connection with this, we note that there are traded BDCs whose shares are available to be purchased through a ticker symbol.

Response: Please see the Fund’s response to Comment 7, above.

9.	Comment: Please explain supplementally the purpose of structuring the conversion of the Company to an interval fund as a reorganization of a Maryland corporation into a Delaware statutory trust rather than seeking stockholder approval for the existing corporation to operate as an interval fund. Further, please explain supplementally why a merger subsidiary is not necessary for the Reorganization.

Response: The Company supplementally acknowledges that it could have sought stockholder approval to withdraw its election as a BDC and approve fundamental policies that would have enabled it to operate as an interval fund. The Company does not believe that undertaking such a transaction would, however, be preferable to the Reorganization nor would it have been significantly less complicated. If the Company had sought to operate as an interval fund, it still would have required stockholder approval to withdraw its election as a BDC, adopt fundamental policies, amend its charter to be more consistent with competing interval funds, adopt a new investment advisory agreement and prepare and file a registration statement on Form N-2 for its public offering. In addition, there are significant efficiencies associated with the Delaware Statutory Trust structure that the Company believes will be beneficial to its shareholders. For example, as a Delaware Statutory Trust, the Fund will not be required to re-elect its trustees on an annual basis, which will generate significant cost savings each year. The Company is also unaware of any interval funds that are Maryland corporations. The structure of choice for interval funds is the Delaware Statutory Trust structure, and this is the structure that the distribution platforms are used to seeing. In order to be able to sell its shares through such distribution platforms, the Company believed that the Fund should be structured in such a manner as to be consistent with its competitors.

With respect to the Staff’s comment regarding the use of a merger subsidiary, the Company notes that merger subsidiaries are generally formed in connection with forward and reverse triangular mergers. The Reorganization is not a statutory merger; it is a transfer of assets. As a result, the Company does not believe it necessary or appropriate to form a merger subsidiary for the Reorganization.

Lisa N. Larkin

September 2, 2020

10.	Comment: On page 20 of the N-14, please add the word “Summary” in front of the heading “Comparison of the Company and Fund.”

Response: The Fund has revised its disclosure as requested.

11.	Comment: We note that the Reorganization involves a change to the surviving Fund’s charter, and also a change to the investment advisory agreement. Consistent with Rule 14a-4(a)(3) and 14a-4(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and IM Guidance Update 2014-02, please unbundle these items into separate proposals and provide separate voting boxes or tell us why these proposals should not be unbundled.

Response: The Fund acknowledges the Staff’s comment and concern; however, for the reasons described below, the Fund believes that unbundling the matters identified is neither required, nor appropriate with respect to the Reorganization.

The Fund notes that the Company is not proposing to change its Articles of Amendment and Restatement or its advisory agreement, but rather is asking stockholders to approve the Reorganization of the Company, a Maryland corporation, into the Fund, a Delaware statutory trust. As discussed in the Fund’s response to Comment 6 above, the Reorganization will constitute a “merger” under Rule 17a-8 of the 1940 Act and comply with the provisions of the Rule. One of the requirements of Rule 17a-8 is that “participation in the merger” is approved by the vote of a majority of the outstanding voting securities of the Company. Rule 17a-8 does not specify any additional items that would need to be approved by stockholders in order to rely on the Rule. Rule 14a-4(a)(3) and (b)(1) of the Exchange Act require a proxy to clearly identify and give stockholders the choice to approve or disapprove “each separate matter to be acted upon.” As such, the Fund maintains that in the context of the Reorganization, and in reliance on Rule 17a-8, the “matter to be acted upon” is the Company’s “participation in the merger”, (i.e., the Company stockholders are required to vote on the Reorganization, and not on the each particular differences between the Company and the Fund).

The Staff has stated in guidance specific to Rule 14a-4(a)(3), that “multiple matters that are so ‘inextricably intertwined’ as to effectively constitute a single matter need not be unbundled.” See Compliance and Discussion Interpretations (Regarding Unbundling under Rule 14a-4(a)(3) Generally), last updated January 24, 2014. When the stockholders of the Company vote to approve the Reorganization, they are being asked to accept a new security as a whole (i.e., shares of beneficial interest of the Fund) in exchange for their Company stock. The Fund is a separate entity which has already been organized as a Delaware statutory trust, and prior to the Reorganization, its governing documents (including an Agreement and Declaration of Trust and By-Laws) and advisory agreement will have been approved by the sole initial Trustee and initial shareholder. As such, it is not possible for a stockholder to approve the Reorganization, but avoid any particular features of the Fund. The terms of the Fund’s Agreement and Declaration of Trust and advisory agreement are essential features and terms of the Fund’s shares that cannot be separated and are inextricably intertwined with the other terms and features of the Fund’s shares.

Lisa N. Larkin

September 2, 2020

If the Agreement and Declaration of Trust provisions and advisory agreement were unbundled from the Reorganization, it could result in unintended consequences which may disrupt the Reorganization. For example, as noted above, the stockholders may approve the Reorganization, but not approve the advisory agreement, or certain provisions of the Agreement and Declaration of Trust, resulting in a situation where stockholders approve the Reorganization, but the Company cannot move forward because certain essential terms of the Fund’s shares, as described in the N-14 were not approved. Further, the Agreement and Declaration of Trust of the Fund is drafted so that it is internally consistent within the document and with the Fund’s By-laws and consistent with the requirements of the Delaware Statutory Trust Act. If stockholders approved only certain provisions of the Agreement and Declaration of Trust, this may result in a document that is inconsistent with other Fund documents, and inconsistent with Delaware law, which result would not serve the purpose of the Reorganization.

The Registrant further believes that the cited IM Guidance Update No. 2014-02 (“Guidance Update”) is not relevant to the Reorganization. The Guidance Update pertains to situations, in which a company intends to seek shareholder approval for multiple material changes to its charter. As noted above, the Company is not proposing any updates to its Articles of Amendment and Restatement in connection with the Reorganization.

The Registrant has reviewed other N-14 filings related to mergers, including a similar reorganization of a BDC into a closed-end registered investment company operating as an interval fund, and in the overwhelming majority of cases, any differences between the acquirer and the acquiree with respect to charters and advisory agreements were bundled with the approval of the reorganization rather than as separate approvals.

The Registrant respectfully submits that the N-14 provides the material information necessary, including the differences between the Company’s charter and advisory agreement and the Fund’s charter and advisory agreement, so that the Company’s stockholders may make an informed decision on whether they want to exchange their Company stock for shares of the Fund. If stockholders object to certain provisions of the Fund’s charter, or the advisory agreement, they have the option of voting against the Reorganization.

Lisa N. Larkin

September 2, 2020

12.	Comment: On page 36 of the N-14, in the section entitled “Rights of Security Holders,” please disclose, if applicable, any issue that a stockholder of a Maryland corporation has the ability to vote on, but would not be able to vote on under the Fund’s governing documents as a Delaware statutory trust.

Response: The Registrant notes that the second paragraph under the section “Rights of Security Holders – Differences Between a Delaware Statutory Trust and a Maryland Corporation” notes examples of when a stockholder of the Company is required to vote on a matter but a shareholder of the Fund would not be. Further, the comparison of Director/Trustee Removal within the table indicates an instance where stockholders of the Company may vote to remove a director, but shareholders of the Fund only have removal rights conferred to them under the 1940 Act. The Registrant has added additional comparison rows to the table, entitled “Amendments to Governing Documents” and “Director Election and Appointment” which further identify instances where stockholders of the Company may vote on certain matters on which shareholders of the Fund may not.

13.	Comment: On page 88 of the N-14, please update the proposal number reference in the section entitled “Board Recommendation.”

Response: The cited reference has been updated to indicate that the Board is recommending that stockholders vote for Proposal 5.

14.	Comment: Please confirm that the signature page of the N-14 will be signed by a majority of the Fund’s trustees, as required by Section 6(a) of the Securities Act of 1933 (the “Securities Act”).

Response: The Fund advises the Staff that, as of the date of the initial filing of the N-14 as well as Amendment No. 1 to the N-14, Mr. Grunewald served as the sole trustee of the Fund. When additional trustees are appointed, the signature page of the N-14 will comply with Section 6(a) of the Securities Act.

15.	Comment: Please provide a proxy card.

Response: The Fund has included a Form of Proxy Card as part of Amendment No. 1 to the N-14.

Accounting Comments

1.	Comment: Please confirm that you will provide a consent from the Company’s prior independent registered public accounting firm for the Company’s audited financial statements for the year ended December 31, 2018 that are incorporated by reference in the N-14.

Response: The Company is working with its prior independent registered public accounting firm in order to obtain a consent for the audited financial statements for the year ended December 31, 2018 that are incorporated by reference. Such consent will be included in a subsequent pre-effective amendment to the N-14.

Lisa N. Larkin

September 2, 2020

2.	Comment: In the N-14, please disclose which entity will be the accounting survivor.

Response: The Fund has revised the disclosure on page 34 of the N-14 to note that the Fund will be the accounting survivor following the closing of the Reorganization.

3.	Comment: We refer to page 11 of the N-14. Please disclose whether the Company will realize incentive fees upon consummation of the transaction.

Response: Pursuant to Section 3(b)(ii) of the Investment Advisory Agreement by and between the Company and the Adviser, capital gains incentive fees are determined and payable upon termination of the agreement. The disclosure on page 21 of the N-14 has been revised accordingly.

4.	Comment: Please update to include or incorporate by reference unaudited financial statements for the period ended June 30, 2020.

Response: The Fund has updated the reference to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2020, to incorporate such report by reference.

5.	Comment: We refer to the Fees and Expenses Table. Please reconcile the line item entitled, “Total Annual Expenses” with the financial highlights included in the Company’s Annual Report on Form 10-K.

Response: The line items in the Fees and Expenses Table have been revised in response to Comments 6 and 7 below and to reflect updated estimates of current fees and expenses.

6.	Comment: We refer to the Fees and Expenses Table. Please confirm that the fees are the current fees in accordance with Item 3 of Form N-14.

Response: The Fund has added footnotes to the Fees and Expenses Table that clarify that the fees and expenses of the Company represent current fees and expenses in accordance with Item 3 of Form N-14.

7.	Comment: We refer to Fees and Expenses Table. Specifically, we note that the total annual expenses of the Fund listed are 7.2%, which is not correct based on the line items in the table. Please correct.

Response: The Fund has revised the Fees and Expenses Table in Amendment No. 1 to the N-14.

Lisa N. Larkin

September 2, 2020

8.	Comment: We note that the tax disclosures do not contain a discussion of the availability of capital loss carry-forwards as a result of the Reorganization. Please revise to disclose whether there will be any such carry-forwards and, if so, the amounts and expiration dates.

Response: The Company advises the Staff that it does not have any capital loss carry-forwards. As a result, no changes have been made to the tax disclosures in the N-14 regarding capital loss carry-forwards.

*          *          *          *          *

Should you have any questions concerning this response, please contact me at (202) 263-4144.

Sincerely,

/s/ Owen J. Pinkerton
Owen J. Pinkerton